Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three and nine months ended June 30, 2016 and 2015
(unaudited)

Interim Consolidated Statements of Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars, except per share data) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2016	2015	2016	2015
	$	$	$	$
Revenue	2,667,109	2,559,358	8,100,835	7,701,821
Operating expenses
Costs of services, selling and administrative	2,277,982	2,189,462	6,933,836	6,616,283
Restructuring costs (Note 4)	—	—	29,100	—
Net finance costs	18,059	20,822	60,803	68,873
Foreign exchange (gain) loss	(1,365)	(1,283)	1,767	7,194
	2,294,676	2,209,001	7,025,506	6,692,350
Earnings before income taxes	372,433	350,357	1,075,329	1,009,471
Income tax expense (Note 5)	98,600	93,120	281,048	264,804
Net earnings	273,833	257,237	794,281	744,667
Earnings per share (Note 7C)
Basic earnings per share	0.91	0.82	2.60	2.39
Diluted earnings per share	0.89	0.80	2.53	2.31

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    1

Interim Consolidated Statements of Comprehensive Income
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2016	2015	2016	2015
	$	$	$	$
Net earnings	273,833	257,237	794,281	744,667
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(189,279)	70,299	(371,756)	195,248
Net gains (losses) on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	20,390	15,210	49,164	(124,773)
Net unrealized gains (losses) on cash flow hedges	378	(6,300)	(14,532)	16,591
Net unrealized gains (losses) on available-for-sale investments	329	(828)	225	1,089
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement (losses) gains on defined benefit plans	(9,903)	26,271	(6,634)	432
Other comprehensive (loss) income	(178,085)	104,652	(343,533)	88,587
Comprehensive income	95,748	361,889	450,748	833,254

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	As at June 30, 2016	As at September 30, 2015
	$	$
Assets
Current assets
Cash and cash equivalents	283,681	305,262
Accounts receivable	1,153,633	1,097,863
Work in progress	932,965	873,099
Current derivative financial instruments (Note 10)	20,439	26,567
Prepaid expenses and other current assets	197,093	160,638
Income taxes	8,141	5,702
Total current assets before funds held for clients	2,595,952	2,469,131
Funds held for clients	385,704	496,397
Total current assets	2,981,656	2,965,528
Property, plant and equipment	446,191	473,109
Contract costs	204,218	189,235
Intangible assets	516,043	568,811
Other long-term assets	81,814	69,353
Long-term financial assets	154,730	122,820
Deferred tax assets	202,182	261,431
Goodwill	6,847,204	7,136,983
	11,434,038	11,787,270

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,130,249	1,113,636
Accrued compensation	583,656	571,883
Current derivative financial instruments (Note 10)	5,504	28,106
Deferred revenue	416,347	416,329
Income taxes	143,341	159,562
Provisions	42,365	94,398
Current portion of long-term debt	193,633	230,906
Total current liabilities before clients’ funds obligations	2,515,095	2,614,820
Clients’ funds obligations	382,199	492,965
Total current liabilities	2,897,294	3,107,785
Long-term provisions	44,871	62,637
Long-term debt	1,716,401	1,896,181
Other long-term liabilities	244,089	277,223
Long-term derivative financial instruments (Note 10)	48,129	225
Deferred tax liabilities	186,734	170,987
Retirement benefits obligations	194,254	190,063
	5,331,772	5,705,101

Equity
Retained earnings	3,504,413	3,057,578
Accumulated other comprehensive income (Note 6)	254,693	598,226
Capital stock (Note 7A)	2,175,637	2,254,245
Contributed surplus	167,523	172,120
	6,102,266	6,082,169
	11,434,038	11,787,270

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    3

Interim Consolidated Statements of Changes in Equity
For the nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2015	3,057,578	598,226	2,254,245	172,120	6,082,169

Net earnings	794,281	—	—	—	794,281
Other comprehensive loss	—	(343,533)	—	—	(343,533)
Comprehensive income	794,281	(343,533)	—	—	450,748
Share-based payment costs	—	—	—	24,606	24,606
Income tax impact associated with stock options	—	—	—	10,161	10,161
Exercise of stock options (Note 7A)	—	—	92,311	(18,114)	74,197
Exercise of performance share units (“PSUs”) (Note 7A)	—	—	21,250	(21,250)	—
Repurchase of Class A subordinate shares (Note 7A)	(347,446)	—	(170,374)	—	(517,820)
Purchase of Class A subordinate shares held in trust (Note 7A)	—	—	(21,795)	—	(21,795)
Balance as at June 30, 2016	3,504,413	254,693	2,175,637	167,523	6,102,266

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

Net earnings	744,667	—	—	—	744,667
Other comprehensive income	—	88,587	—	—	88,587
Comprehensive income	744,667	88,587	—	—	833,254
Share-based payment costs	—	—	—	21,827	21,827
Income tax impact associated with stock options	—	—	—	5,695	5,695
Exercise of stock options (Note 7A)	—	—	57,827	(11,398)	46,429
Exercise of PSUs (Note 7A)	—	—	8,668	(8,668)	—
Repurchase of Class A subordinate shares (Note 7A)	(78,724)	—	(15,304)	—	(94,028)
Purchase of Class A subordinate shares held in trust (Note 7A)	—	—	(11,099)	—	(11,099)
Balance as at June 30, 2015	3,021,951	317,211	2,286,289	165,352	5,790,803

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    4

Interim Consolidated Statements of Cash Flows
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2016	2015	2016	2015
	$	$	$	$
Operating activities
Net earnings	273,833	257,237	794,281	744,667
Adjustments for:
Amortization and depreciation	98,854	102,378	301,675	316,479
Deferred income taxes	41,216	41,328	66,424	52,477
Foreign exchange gain	(1,029)	(2,225)	(755)	(3,100)
Share-based payment costs	6,876	4,701	24,606	21,827
Net change in non-cash working capital items (Note 8)	(68,072)	(189,329)	(254,963)	(294,350)
Cash provided by operating activities	351,678	214,090	931,268	838,000

Investing activities
Business acquisitions	—	—	(38,442)	—
Purchase of property, plant and equipment	(40,711)	(22,239)	(123,938)	(90,018)
Proceeds from sale of property, plant and equipment	7,486	—	9,274	15,255
Additions to contract costs	(29,840)	(19,766)	(73,829)	(51,212)
Additions to intangible assets	(26,760)	(15,666)	(72,161)	(50,653)
Purchase of long-term investments	(2,188)	(2,725)	(12,128)	(8,235)
Proceeds from sale of long-term investments	2,086	—	29,629	3,719
Payments received from long-term receivables	—	1,329	164	3,356
Cash used in investing activities	(89,927)	(59,067)	(281,431)	(177,788)

Financing activities
Net change in unsecured committed revolving credit facility	(150,000)	—	—	—
Increase of long-term debt	12,132	4,962	34,479	39,606
Repayment of long-term debt	(22,116)	(21,299)	(200,412)	(820,400)
Settlement of derivative financial instruments	—	—	(24,057)	(98,322)
Purchase of Class A subordinate shares held in trust (Note 7A)	—	—	(21,795)	(11,099)
Repurchase of Class A subordinate shares (Note 7A)	—	(94,028)	(527,286)	(94,028)
Issuance of Class A subordinate shares	21,218	4,679	74,240	46,672
Cash used in financing activities	(138,766)	(105,686)	(664,831)	(937,571)
Effect of foreign exchange rate changes on cash and cash equivalents	(8,223)	(8,148)	(6,587)	6,339
Net increase (decrease) in cash and cash equivalents	114,762	41,189	(21,581)	(271,020)
Cash and cash equivalents, beginning of period	168,919	223,506	305,262	535,715
Cash and cash equivalents, end of period	283,681	264,695	283,681	264,695

Supplementary cash flow information (Note 8).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT”) services as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (“outsourcing”), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies”, of the Company’s consolidated financial statements for the year ended September 30, 2015. The accounting policies were consistently applied to all periods.
These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2015.
The Company’s interim condensed consolidated financial statements for the three and nine months ended June 30, 2016 and 2015 were authorized for issue by the Board of Directors on July 26, 2016.
3.Changes in accounting policies
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related Interpretations. The standard will be effective on October 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, “Leases”, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. The standard supersedes IAS 17, "Leases", and other lease related Interpretations. The standard will be effective on October 1, 2019 for the Company with earlier application permitted only if IFRS 15 “Revenue from Contracts with Customers” is also applied.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.Restructuring costs
During the year ended September 30, 2015, the Company announced a restructuring program of approximately $60,000,000 for productivity improvement initiatives, which was completed during the period ended December 31, 2015. During the three and nine months ended June 30, 2016, the Company incurred nil and $29,100,000 respectively of restructuring costs.

5.	Income taxes
The Company’s effective income tax rates for the three and nine months ended June 30, 2016 were 26.5% and 26.1%, respectively (26.6% and 26.2% for the three and nine months ended June 30, 2015, respectively).
For the three and nine months ended June 30, 2016, the income tax expense contained a favorable tax adjustment of nil and $14,400,000 attributable to the recognition of deferred tax assets following an agreement with a tax authority. In addition, during the three and nine months ended June 30, 2016, the Company incurred an additional income tax expense of nil and $5,900,000 due to the United Kingdom Finance Bill 2015-16 that was enacted on November 18, 2015, which reduces the U.K. corporate tax rate from 20% to 19%, effective April 1, 2017 and from 19% to 18%, effective April 1, 2020. The effective income tax rates before the net favorable tax adjustments for the three and nine months ended June 30, 2016 were 26.5% and 26.9%, respectively (26.6% and 26.2% for the three and nine months ended June 30, 2015, respectively).
6.Accumulated other comprehensive income

	As at June 30, 2016	As at September 30, 2015
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $64,871 as at June 30, 2016 ($72,873 as at September 30, 2015)	739,583	1,111,339
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $67,716 as at June 30, 2016 ($75,316 as at September 30, 2015)	(436,081)	(485,245)
Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $9,936 as at June 30, 2016 ($13,732 as at September 30, 2015)	17,696	32,228
Net unrealized gains on available-for-sale investments, net of accumulated income tax expense of $962 as at June 30, 2016 ($925 as at September 30, 2015)	2,943	2,718
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $23,429 as at June 30, 2016 ($19,820 as at September 30, 2015)	(69,448)	(62,814)
	254,693	598,226
For the nine months ended June 30, 2016, $8,920,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $4,501,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Capital stock, share-based payments and earnings per share

A)	CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2015	275,773,284	2,207,826	33,272,767	46,419	309,046,051	2,254,245
Issued upon exercise of stock options[1]	4,358,669	92,311	—	—	4,358,669	92,311
PSUs exercised[2]	—	21,250	—	—	—	21,250
Repurchased and cancelled[3]	(9,519,875)	(170,374)	—	—	(9,519,875)	(170,374)
Purchased and held in trust[4]	—	(21,795)	—	—	—	(21,795)
Conversion of shares[5]	420,019	586	(420,019)	(586)	—	—
As at June 30, 2016	271,032,097	2,129,804	32,852,748	45,833	303,884,845	2,175,637

[1]
The carrying value of Class A subordinate shares includes $18,114,000 ($11,398,000 as at June 30, 2015), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
During the nine months ended June 30, 2016, 969,241 PSUs (316,857 during the nine months ended June 30, 2015) were exercised with a recorded value of $21,250,000 ($8,668,000 as at June 30, 2015) that was removed from contributed surplus. As at June 30, 2016, 1,192,308 Class A subordinate shares were held in trust under the PSU plan (1,719,827 as at June 30, 2015) (Note 7B).

[3]
On January 27, 2016, the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid (“NCIB”) for the purchase of up to 21,425,992 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange (“TSX”). The Class A subordinate shares are available for purchase commencing February 11, 2016 until no later than February 3, 2017, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

During the nine months ended June 30, 2016, the Company repurchased 7,112,375 Class A subordinate shares from the Caisse de dépôt et placement du Québec for a cash consideration of $400,000,000. The excess of the purchase price over the carrying value in the amount of $247,893,000 was charged to retained earnings. In accordance with the requirements of TSX, the repurchase is considered in the annual aggregate limit that the Company is entitled to repurchase under its current NCIB. In addition, during the nine months ended June 30, 2016, the Company repurchased 2,207,500 Class A subordinate shares under the previous NCIB for cash consideration of $117,820,000 and the excess of the purchase price over the carrying value in the amount of $99,553,000 was charged to retained earnings. During the nine months ended June 30, 2015 the Company repurchased 1,875,333 Class A subordinate shares under the previous NCIB for cash consideration of $94,028,000 and the excess of the purchase price over the carrying value in the amount of $78,724,000 was charged to retained earnings.
As of September 30, 2015, 200,000 of repurchased Class A subordinate shares with a carrying value of $1,631,000 and a purchase value of $9,466,000 were held by the Company and were paid and cancelled during the nine months ended June 30, 2016 under the previous NCIB.

[4]
The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 441,772 Class A subordinate shares of the Company on the open market for cash consideration $21,795,000 during the nine months ended June 30, 2016 (288,535 Class A subordinate shares for $11,099,000 during the nine months ended June, 2015).

[5]	During the nine months ended June 30, 2016, a shareholder converted 420,019 Class B shares into 420,019 Class A subordinate shares.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2015	20,629,392
Granted	263,977
Exercised	(4,358,669)
Forfeited	(2,486,725)
Outstanding as at June 30, 2016	14,047,975
The weighted average fair value of stock options granted during the nine months ended June 30 and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	2016	2015
Grant date fair value ($)	11.16	8.61
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	24.97	24.70
Risk-free interest rate (%)	0.83	1.33
Expected life (years)	4.00	4.00
Exercise price ($)	52.97	39.68
Share price ($)	52.97	39.68

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.Capital stock, share-based payments and earnings per share (continued)
B) SHARE-BASED PAYMENTS (CONTINUED)

ii)	Performance share units
Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.
Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 7A).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2015	1,719,827
Granted[1]	570,000
Exercised	(969,241)
Forfeited	(128,278)
Outstanding as at June 30, 2016	1,192,308
1 The PSUs granted in the period had a grant date fair value of $48,35 per unit.
C) EARNINGS PER SHARE
The following tables set forth the computation of basic and diluted earnings per share for the three and nine months ended June 30:

					Three months ended June 30
	2016			2015
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	273,833	301,941,641	0.91	257,237	312,771,723	0.82
Net effect of dilutive stock options and PSUs[2]		7,044,350			9,890,185
	273,833	308,985,991	0.89	257,237	322,661,908	0.80

				Nine months ended June 30
	2016			2015
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	794,281	305,346,895	2.60	744,667	312,198,807	2.39
Net effect of dilutive stock options and PSUs[2]		8,194,563			9,935,830
	794,281	313,541,458	2.53	744,667	322,134,637	2.31

[1]
During the three months ended June 30, 2016, the Company did not repurchase any Class A subordinate shares and 1,192,308 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (1,875,333 and 1,719,827, respectively, during the three months ended June 30, 2015). During the nine months ended June 30, 2016, 9,519,875 Class A subordinate shares repurchased and 1,192,308 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (1,875,333 and 1,719,827, respectively, during the nine months ended June 30, 2015).

[2]
The calculation of the diluted earnings per share excluded 228,800 stock options for the three and nine months ended June 30, 2016 (42,594 and 149,969 for the three and nine months ended June 30, 2015), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.Supplementary cash flow information
a)Net change in non-cash working capital items is as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2016	2015	2016	2015
	$	$	$	$
Accounts receivable	(77,536)	(55,196)	(101,265)	3,035
Work in progress	(11,326)	(57,785)	(108,735)	(64,751)
Prepaid expenses and other assets	(18,402)	3,396	(59,041)	(4,270)
Long-term financial assets	(1,688)	(3,416)	(3,685)	(6,460)
Accounts payable and accrued liabilities	62,491	9,556	44,714	(8,191)
Accrued compensation	63,894	26,775	24,873	2,948
Deferred revenue	(62,123)	(54,017)	25,844	(67,820)
Provisions	(14,201)	(22,857)	(63,323)	(84,616)
Long-term liabilities	(5,218)	(18,389)	(3,496)	(50,721)
Retirement benefits obligations	(386)	3,885	(4,461)	582
Derivative financial instruments	(534)	(1,730)	(458)	(1,618)
Income taxes	(3,043)	(19,551)	(5,930)	(12,468)
	(68,072)	(189,329)	(254,963)	(294,350)
b)Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2016	2015	2016	2015
	$	$	$	$
Net interest paid	17,877	18,532	58,374	63,909
Income taxes paid	63,876	68,892	212,368	215,591

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Segmented information
The following tables present information on the Company’s operations based on its current management structure managed through seven operating segments which are based on where the client's work is delivered from – the geographic delivery model, namely: United States of America (“U.S.”); Nordics; Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”).
The Company has retrospectively revised the segmented information for the comparative period to conform to the segmented information structure in effect as of July 1, 2015.

			For the three months ended June 30, 2016
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	693,589	419,678	385,317	379,520	362,818	291,486	134,701	2,667,109
Earnings before net finance costs and income tax expense[1]	126,343	47,609	89,579	42,549	37,670	20,755	25,987	390,492
Net finance costs								(18,059)
Earnings before income taxes								372,433

[1]
Total amortization and depreciation of $98,564,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $24,346,000, $17,780,000, $13,936,000, $8,384,000, $18,835,000, $9,931,000 and $5,352,000, respectively, for the three months ended June 30, 2016.

			For the three months ended June 30, 2015
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	707,653	403,110	393,774	313,251	331,764	290,124	119,682	2,559,358
Earnings before net finance costs and income tax expense[1]	133,383	34,497	108,359	29,037	28,441	18,470	18,992	371,179
Net finance costs								(20,822)
Earnings before income taxes								350,357

[1]
Total amortization and depreciation of $102,083,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $28,186,000, $16,244,000, $15,702,000, $7,760,000, $15,565,000, $12,128,000 and $6,498,000, respectively, for the three months ended June 30, 2015.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.Segmented information (continued)

			For the nine months ended June 30, 2016
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,157,169	1,292,742	1,149,287	1,103,294	1,088,652	910,467	399,224	8,100,835
Earnings before restructuring costs, net finance costs and income tax expense[1]	357,801	142,958	251,347	131,618	125,564	83,954	71,990	1,165,232
Restructuring costs								(29,100)
Net finance costs								(60,803)
Earnings before income taxes								1,075,329

[1]
Total amortization and depreciation of $300,808,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $71,255,000, $53,814,000, $44,378,000, $25,628,000, $58,650,000, $31,088,000 and $15,995,000, respectively, for the nine months ended June 30, 2016.

			For the nine months ended June 30, 2015
	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,060,896	1,270,876	1,161,895	969,153	976,192	915,507	347,302	7,701,821
Earnings before net finance costs and income tax expense[1]	337,012	123,665	266,242	110,809	101,197	81,255	58,164	1,078,344
Net finance costs								(68,873)
Earnings before income taxes								1,009,471

[1]
Total amortization and depreciation of $315,589,000 included in the U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments is $84,017,000, $49,268,000, $51,278,000, $23,802,000, $54,418,000, $33,171,000 and $19,635,000, respectively, for the nine months ended June 30, 2015.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2015. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments
FAIR VALUE
All financial instruments are initially measured at their fair values. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (“FVTE”) and classified as available-for-sale are measured subsequently at their fair values.
The Company has made the following classifications:
FVTE
Cash and cash equivalents and derivative financial instruments (unless they qualify for hedge accounting). In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management's investment strategy.
Loans and receivables
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.
Available-for-sale
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes, the unsecured committed term loan credit facility, the unsecured committed revolving credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes.
There were no changes in valuation techniques during the nine months ended June 30, 2016.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table presents financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at June 30, 2016		As at September 30, 2015
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,719,614	1,817,637	1,765,180	1,839,478
Unsecured committed term loan credit facility	Level 2	—	—	129,222	129,385
Other long-term debt	Level 2	24,868	23,577	23,437	22,049
		1,744,482	1,841,214	1,917,839	1,990,912

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at June 30, 2016	As at September 30, 2015
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	283,681	305,262
Deferred compensation plan assets	Level 1	39,082	38,238
		322,763	343,500
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	20,439	26,567
Long-term derivative financial instruments	Level 2	79,367	30,771
		99,806	57,338
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	196,277	196,964
Long-term investments	Level 2	24,454	42,202
		220,731	239,166
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	5,504	28,106
Long-term derivative financial instruments	Level 2	48,129	225
		53,633	28,331
There were no transfers between Level 1 and Level 2 during the nine months ended June 30, 2016.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in	As at June 30, 2016	As at September 30, 2015
		$	$
Hedges on net investments in foreign operations
$831,400 cross-currency swap in euro designated as a fixed-to-fixed hedging instrument of the Company’s net investment in European operations ($109,730 as at September 30, 2015)	Long-term assets	56,382	—
	Current liabilities	—	22,297

Cash flow hedges on future revenue
U.S.$2,250 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S.$9,000 as at September 30, 2015)	Current liabilities	528	2,478

U.S.$51,082 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$42,296 as at September 30, 2015)	Current assets	2,392	1,388
	Long-term assets	486	1,284
	Current liabilities	399	1,220
	Long-term liabilities	—	86

$135,975 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($151,916 as at September 30, 2015)	Current assets	10,844	14,795
	Long-term assets	7,408	16,212
	Current liabilities	13	—
	Long-term liabilities	455	—

kr87,925 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (kr77,100 as at September 30, 2015)	Current assets	1,223	1,279
	Long-term assets	276	879

€14,100 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (€7,300 as at September 30, 2015)	Current assets	211	—
	Long-term assets	43	—
	Current liabilities	27	441

£23,375 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (£25,200 as at September 30, 2015)	Current assets	5,005	59
	Long-term assets	892	12
	Current liabilities	—	47
	Long-term liabilities	—	139

€71,625 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the British pound (€84,000 as at September 30, 2015)	Current assets	753	9,044
	Long-term assets	558	8,254
	Current liabilities	3,692	—
	Long-term liabilities	621	—

€1,250 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€5,000 as at September 30, 2015)	Current liabilities	83	339

€13,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€7,000 as at September 30, 2015)	Current assets	11	2
	Current liabilities	623	198
	Long-term liabilities	247	—

€12,475 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Czech koruna (nil as at September 30, 2015)	Current liabilities	139	—
	Long-term liabilities	40	—

Cash flow hedges on unsecured committed term loan credit facility
nil interest rate swap floating-to-fixed ($109,730 as at September 30, 2015)	Current liabilities	—	1,086

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2016 and 2015
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.Financial instruments (continued)

	Recorded in	As at June 30, 2016	As at September 30, 2015
		$	$
Cash flow hedges on Senior U.S. unsecured notes
U.S.$600,000 cross-currency swaps to Canadian dollar fixed-to-fixed (nil as at September 30, 2015)	Long-term liabilities	46,766	—

Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2015)	Long-term assets	13,322	4,130

During the nine months ended June 30, 2016, the Company repaid in advance, without penalty, the remaining portion of the May 2016 maturing tranche of unsecured committed term loan credit facility for a total amount of $129,736,000. Following the debt repayment, the Company settled, during the nine months ended June 30, 2016, the related floating-to-fixed interest rate swap with a notional amount of $109,730,000 with no material impact, and settled the related cross-currency swap with a notional amount of $109,730,000.
Also, during the nine months ended June 30, 2016, the Company entered into cross-currency swap agreements, for a notional amount of U.S.$600,000,000, related to its Senior U.S. unsecured notes and the U.S. tranches of the Senior unsecured notes which have maturity dates ranging between September, 2018 and September, 2024. The cross-currency swaps are designated as cash flow hedges to offset the variability in the exchange rate between the U.S. and Canadian dollar. During the nine months ended June 30, 2016, the Company also entered into Canadian dollar to euro cross-currency swap agreements for a notional amount of $831,400,000 designated as hedging instruments of the Company’s net investment in European operations.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2016 and 2015    17